REGULUS THERAPEUTICS INC.

3545 John Hopkins Court, Suite 210

San Diego, CA 92121

April 26, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Erin Jaskot

Re:	Regulus Therapeutics Inc.
Post-Effective Amendments Nos. 2, 3 and 4 to Registration Statement on Form S-3 (File No. 333-203292)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Post-Effective Amendments Nos. 2, 3 and 4 on Form S-3 to become effective at 4:30 p.m. Eastern Time on April 28, 2016, or as soon as practicable thereafter.

The undersigned registrant hereby acknowledges that:

•	should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REGULUS THERAPEUTICS INC.

By:	/s/ Paul C. Grint
Paul C. Grint, M.D.
President and Chief Executive Officer